

June 28, 2021

Wenbin Jiang
President and Chief Executive Officer
Cytek BioSciences, Inc.
46107 Landing Pkwy
Fremont, California 94538

>   **Re: Cytek BioSciences, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted June 14, 2021**
>   **CIK No. 0001831915**

Dear Dr. Jiang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 14, 2021

Cover Page

1.   We note your response to comment 1. Please disclose on the prospectus cover page the aggregate percent of the voting power that your executive officers, directors and current beneficial owners of 5% or more of your common stock will control after the offering.

Summary Consolidated Financial Data, page 15

2.   Please clarify what is included in the Other (income) expense, non-GAAP adjustment here and on page 80.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies, significant judgments and use of estimates
Variable interest entities and voting interest entities, page 104

3.   We note your disclosure regarding the company's accounting policies for VIEs and VOEs. Please tell us which entities you consider VIEs and VOEs and whether any are located or have operations in China.

Consolidated Financial Statements for the Years Ended December 31, 2020
Notes to the Consolidated Financial Statements
15. Commitments and Contingencies, page F-28

4.   You state that you applied the residual method and allocated the difference between the total present value consideration payable under the BD Agreement and the estimated fair value of the future licensing rights to the litigation settlement element. You have recorded a legal settlement liability of $21.7 million and $17.2 million at December 31, 2019 and 2020, respectively, and appear to be accreting the amount to its present value. Please clarify the following:

- the total present value consideration payable under the agreement and how much was allocated to the two elements, litigation settlement and future licensing rights,
- if the estimated fair value of the future licensing rights equates to the royalty payments you expect to pay under the agreement and, if not, tell us why you believe the amounts allocated to the elements of the legal settlement are appropriate,
- if the legal settlement liability recorded relates solely to the estimated royalty payments or if it includes other payments such as the $6.0 million milestone payment,
- if licensing expense to be recorded in future periods will be classified as cost of sales,
- how you accounted for the issuance of 1,565,698 shares of common stock to BD, and
- as of December 31, 2020, it was probable that the specified sales milestone would be achieved within 12 months, if such is the case.

Consolidated Financial Statements for the Quarter ended March 31, 2021
Notes to the Consolidated Financial Statements
2. Basis of presentation and summary of significant accounting policies
Principles of consolidation, page F-36

5.   You state that you consolidate your wholly-owned subsidiaries, which appears to include Cytek Japan. However you reference your accounting for noncontrolling interests on page F-36. In Note 16 on page F-57 you state you owned 73% of Cytek Japan at March 31, 2021. Since it appears that Cytek Japan was not wholly-owned, please clarify the inconsistency. In addition, you have included an accounting policy on page F-36 and in Critical Accounting Policies on page 103 for Variable interest entities and voting interest entities. Please clarify on page F-57 if and how the policy relates to Cytek Japan and the accounting basis for any entity accounted for under the VIE or VOE model. Also, please

Wenbin Jiang
Cytek BioSciences, Inc.
June 28, 2021
Page 3

clarify in Note 16 the basis for the $40,000 gain recorded for your Investment in Cytek Japan discussed on page 92.

You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gordon Ho